EXHIBIT 99.1

For Immediate Release 22-8-TR	Date:	January 26, 2022

Teck and Caterpillar to Advance Zero-Emissions Mining Haul Trucks

Vancouver, B.C. – Teck Resources Limited ("Teck") (TSX: TECK.A and TECK.B, NYSE: TECK) today announced an agreement with Caterpillar Inc. (“Caterpillar”) (NYSE: CAT) to work towards deploying 30 of Caterpillar’s zero-emissions large haul trucks at Teck mining operations. Decarbonizing Teck’s vehicle fleet represents a significant reduction in Scope 1 emissions as Teck works towards its goals to reduce the carbon intensity of its operations by 33% by 2030 and be a carbon-neutral operator by 2050.

“Teck is already one of the world’s lowest carbon intensity producers of copper, zinc and steelmaking coal, and now we are taking further action to develop and implement the technology needed to reduce the carbon footprint of our operations and support global efforts to combat climate change,” said Don Lindsay, President and CEO, Teck. “Decarbonizing our haul truck fleet is a critical step forward on our road to carbon neutrality and we are pleased to collaborate with Caterpillar to advance this work.”

Caterpillar Group President Denise Johnson added, “We look forward to working with Teck to support their climate goals and developing solutions to increase operational efficiency while substantially reducing emissions. We are excited to strengthen our collaboration and deliver results.”

The companies plan to progress through a multi-phased approach together that includes early development, piloting and deployment of 30 Caterpillar zero-emission vehicles, including Cat 794 ultra-class trucks beginning in 2027. Teck anticipates initially deploying zero-emissions trucks at its Elk Valley steelmaking coal operations in British Columbia, Canada. The operations are already powered by a 95% clean electricity grid, making it an ideal location to introduce one of Canada’s first zero-emissions large haul truck fleets, with options for trolley-assist technology.

CIick here to learn more about Teck’s approach to taking action on climate change.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to expectations with respect to decarbonization of our vehicle fleet and our long-term sustainability strategy, including but not limited to our 2030 and 2050 goals. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, performance of emerging technologies, as well as our ability to achieve our climate goals and the longer term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, actual climate-change consequences, adequate technology not being available on adequate terms, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About Caterpillar

With 2020 sales and revenues of $41.7 billion, Caterpillar Inc. is the world’s leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines, and diesel-electric locomotives. Since 1925, we’ve been driving sustainable progress and helping customers build a better world through innovative products and services. Throughout the product life cycle, we offer services built on cutting-edge technology and decades of product expertise. These products and services, backed by our global dealer network, provide exceptional value to help our customers succeed. We do business on every continent, principally operating through three primary segments – Construction Industries, Resource Industries, and Energy & Transportation – and providing financing and related services through our Financial Products segment. Visit us at caterpillar.com or join the conversation on our social media channels at caterpillar.com/social-media.

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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